Commonfund Securities, Inc.

(A wholly owned subsidiary of The Common Fund for Nonprofit Organizations)

Financial Statements and Supplementary Schedules

June 30, 2026

(Confidential)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50337

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMMONFUND SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Merritt 7
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JONATHAN SPONGBERG	(203) 563-5052	jonathan.spongberg@commonfund.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS, LLP
(Name – if individual, state last, first, and middle name)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, JONATHAN SPONGBERG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COMMONFUND SECURITIES, INC., as of JUNE 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: TREASURER

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commonfund Securities, Inc.
Index
June 30, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonfund Securities, Inc. (the "Company") as of June 30, 2026, and the related statements of net income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Aggregate Indebtedness and Net Capital Under SEC Rule 15c3-1 and Information for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 as of June 30, 2026 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 27, 2026

We have served as the Company's auditor since 1997.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2026

Assets	
Cash and cash equivalents (Note 2)	$ 10,208,006
Receivables from affiliated organizations (Note 3)	524,077
Prepaid expenses	153,916
Property and equipment, at cost, less accumulated depreciation (Note 2)	103,800
Deferred tax asset	33,249
Lease right-of-use asset	783,034
Other assets	70,938
Other receivables	26,562
Total assets	$ 11,903,582
Liabilities and Shareholder's Equity	
Compensation payable (Note 8)	$ 1,430,887
Placement fee payable (Note 2)	300,000
Accounts payable and accrued expenses	142,814
Lease liability (Note 7)	854,360
Current tax liability	231,841
Payable to affiliated organizations (Note 3)	165,515
Total liabilities	3,125,417
Commitments and Contingencies (Note 10)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	5,222,737
Total shareholder's equity	8,778,165
Total liabilities and shareholder's equity	$ 11,903,582

The accompanying notes are an integral part of these financial statements.

Commonfund Securities, Inc.
Statement of Net Income
Year Ended June 30, 2026

Revenue	
Distribution services revenue (Note 2)	$5,450,722
Other income	338,386
	5,789,108
Expenses	
Salaries, benefits and payroll taxes	3,872,103
Placement fees (Note 2)	100,000
Travel and entertainment	125,886
Supplies and office	193,785
Professional fees	182,885
Registration fees	175,866
Depreciation and amortization	29,707
Telephone and utilities	16,614
Other	55,955
	4,752,801
Income before income tax expense	1,036,307
Income tax expense (Note 4)	258,156
Net income	$ 778,151

The accompanying notes are an integral part of these financial statements.

Commonfund Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended June 30, 2026

	Common Stock				
	Shares	Amount	Paid-in-Capital	Retained Earnings	Total
Balance, June 30, 2025	1,000	$ 10	$ 3,555,418	$ 5,944,586	$ 9,500,014
Net income	-	-	-	778,151	778,151
Capital withdrawal (Note 9)	-	-	-	(1,500,000)	(1,500,000)
Balance, June 30, 2026	1,000	$ 10	$ 3,555,418	$ 5,222,737	$ 8,778,165

The accompanying notes are an integral part of these financial statements.

Commonfund Securities, Inc.
Statement of Cash Flows
Year Ended June 30, 2026

Cash flows from operating activities	
Net income	$ 778,151
Adjustments to reconcile net income to net cash from operating activities	
Noncash lease expense	220,652
Depreciation and amortization	29,707
Deferred tax expense	11,315
Changes in operating assets and operating liabilities:	
Decrease in receivables from affiliated organizations	35,483
Decrease in prepaid expenses	4,687
Decrease in other assets	9,540
Decrease in other receivables	6,422
Increase in compensation payable	95,143
Decrease in accounts payable and accrued expenses	(93,461)
Decrease in placement fee payable	(104,165)
Decrease in operating lease liability	(222,705)
Decrease in tax liability	(67,517)
Increase in payable to affiliated organizations	136,557
Net cash from operating activities	839,809
Cash flows from financing activities	
Capital withdrawal (Note 9)	(1,500,000)
Net cash used in financing activities	(1,500,000)
Net decrease in cash and cash equivalents	(660,191)
Cash and cash equivalents	
Beginning of year	10,868,197
End of year	$ 10,208,006
Supplemental information	
Cash paid for taxes	$ 314,358

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to CF Private Equity, Inc. ("CFPE"), formerly known as Commonfund Capital, Inc., a wholly owned subsidiary of Commonfund Holding Company, Inc. ("HoldCo"), a wholly owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo and the Company expanded its broker-dealer services to Commonfund and its subsidiary Commonfund OCIO, Inc. ("CF OCIO") formerly known as Commonfund Asset Management Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. These financial statements are presented in the Company's functional currency, the United States Dollar.

Distribution Services Revenue

The majority of the Company's revenue is earned from affiliated entity customers. Agreements exist between the Company and Commonfund and certain of its subsidiaries, as well as certain of their affiliated investment funds, whereby the Company is reimbursed by Commonfund and its subsidiaries for certain costs relating to providing member service assistance in distribution of the various investment products offered by them, as well as compliance and treasury services.

The Company, in accordance with a transfer pricing policy among Commonfund and its affiliated entities, generally receives revenue adjusted for all other income or loss items that entitles the Company to earn a 15% profit over its operating costs. Distribution Services Revenues are recorded over a time series, as performance obligations are completed. Affiliates are charged revenues based on current transfer pricing policy allocations.

Pursuant to private placement fee agreements between the Company, CFPE and unaffiliated third parties, the Company is subject to pay the unaffiliated third parties retention fees during the fund-raising period of certain funds advised by CFPE and/or success fees equal to a percentage of the total committed amount accepted by the general partner of the affiliated funds. CFPE will reimburse the Company for all costs incurred. Distribution Services Revenues are earned by the Company based on the costs of these agreements with no profit allocation. For the year ended June 30, 2026, the Company earned $100,000 in Distribution Services Revenue associated with the placement fee agreements.

Income Taxes

The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company has a tax sharing agreement with HoldCo, whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. The Company is then required to reimburse HoldCo for payment of

such tax. Furthermore, HoldCo has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

In accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 740, deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The deferred tax assets are primarily from compensation awarded, but not paid, for which the Company determines, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be realized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance. ASC 740 provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the financial statements is the greatest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition, and the corresponding expense in Other expense in the Statement of Net Income.

Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and money market mutual funds with original maturities of 90 days or less. Cash is held on deposit with the Company's custodians, Wells Fargo Bank, N.A. and PNC Bank. Cash equivalents include a money market fund that invests in government agency debt, treasury repurchase agreements and treasury debt.

At June 30, 2026, cash and cash equivalents consisted of:

Demand Deposit	$	385,262
BlackRock Liquidity Fund Treasury Trust Fund		9,822,744
Total	$	10,208,006

The money market fund offers daily liquidity and is valued at net asset value of $1.00 per share as reported by the fund. The money market fund is considered a Level 1 investment. Level 1 assets are valued using inputs that reflect unadjusted quoted prices in active markets that the Company has the ability to access at the measurement date.

Interest income earned on cash and cash equivalent positions during the year ended June 30, 2026 totaled $338,386 and is included with Other income on the Statement of Net Income.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation or amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated over the lesser of estimated useful life or remaining life of the lease. Maintenance and repair costs are charged to expense as incurred. As of June 30, 2026, Property and equipment at cost and accumulated depreciation and amortization is $206,407 and $102,607, respectively.

Leases
The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the Statement of Financial Condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives plus initial direct costs incurred and any prepaid rent.

The Company’s identified lease is classified as an operating lease for office space. As the Company does not utilize any secured borrowing, the outstanding lease liability was measured using Commonfund’s applicable rates for a similar lease term. The Company considers lease extension options it is reasonably certain to exercise when calculating right-of-use asset and liabilities.

The Company’s operating lease contains both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Operating lease expense is recognized on a straight-line basis over the lease term.

Segment Reporting
The Company operates as one single operating segment, and therefore, one reporting segment, organized to comply with broker-dealer rules and regulations. Management of Commonfund and the President of the Company, together the chief operating decision maker (“CODM”), review expenses and minimum net capital requirements when making decisions on how to allocate company resources. Minimum net capital requirements are not a measure of profit and loss. The President of the Company and the Company’s Board of Directors approve capital withdrawal recommendations based on available cash balances, minimum net capital requirements, excess net capital, equity, aggregate indebtedness, all not measures of profit and loss. The CODM does not use net income to evaluate the Company’s operating performance or to allocate resources to the Company because Distribution services revenue is determined as a fixed markup of costs.

These financial statements and related notes report the financial condition, net income, cash flows and related accounting policies of the entire one identified operating segment and the Company.

The Company and its one identified operating segment derive all revenue from customers from Commonfund and its subsidiaries, which are based in the United States. The Company's assets, and those of its one identified operating segment, are located in the United States.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain services to the Company, such as information technology, human resource administration, and accounting.

Certain costs borne by Commonfund are allocated to its affiliated organizations based on a cost-sharing arrangement which is intended to provide a reasonable basis to allocate costs to the Company. The cost-sharing arrangement explicitly does not require the Company to pay for certain support services. Accordingly, certain costs may not be allocated to the Company, however, any further allocated costs would generate additional distribution services revenue under the existing transfer pricing policy for the Company.

As of June 30, 2026, Receivables from and Payables to affiliated organizations are as follows:

	Receivable From	Payable To
Commonfund	$ -	$ 164,910
HoldCo	-	605
CF OCIO	111,741	-
CFPE	412,336	-
	$ 524,077	$ 165,515

4. Income Taxes

The components of income tax expense (benefit) and deferred income tax expense (benefit) are as follows:

	For the Year ended June 30, 2026 Provision (Recovery)		As of June 30, 2026 Liability (Asset)	
	Current	Deferred	Current	Deferred
Federal	$ 202,224	$ 9,340	$ 202,224	$ (27,265)
State	44,617	1,975	29,617	(5,984)
	$ 246,841	$ 11,315	$ 231,841	$ (33,249)

As of June 30, 2026, the Company has recorded deferred tax assets, resulting primarily from temporary differences associated with the Company's compensation plans and Property and equipment. Deferred tax assets do not include any valuation reserve. All cumulative temporary differences are deemed more likely than not to be realized in future years.

HoldCo files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In addition to HoldCo's tax filings, the Company files separately in Pennsylvania, Missouri and

Georgia. HoldCo has open tax years for U.S. federal income tax filings for fiscal years ended 2023 through 2026. HoldCo and the Company have open tax years for various state income tax filings for fiscal years ending 2023 through 2026.

As of June 30, 2026, the Company has no liabilities related to uncertain tax positions.

The difference between the actual total income tax expense and Federal and State income tax computed at the statutory rate as of June 30, 2026, is as follows:

	Amount	Percent
U.S. tax expense at statutory rate	$ 217,624	21.00%
State taxes, net of Federal benefit	36,694	3.54%
Other, net	3,838	0.37%
	$ 258,156	24.91%

5. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the “Rule”).

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $2,342,383 at June 30, 2026. At June 30, 2026, the Company’s ratio of aggregate indebtedness to net capital was 0.30 to 1 and net capital was $7,729,465 which was $7,573,306 in excess of such required net capital, or $156,159.

The Company does not claim exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

6. Concentrations of Credit Risk

The Company’s cash is held at major national U.S. banks. The Company’s cash balances may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage. The Company’s cash equivalents are invested with a major national investment company and are not covered by FDIC insurance. These factors subject the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of these financial institutions in order to monitor the credit risk that exists with balances in excess of insured amounts.

7. Operating Lease

The Company leases office space in San Francisco, California. The current lease commenced on January 9, 2023, with a term of 88 months and a discount rate of 3.6%. As of June 30, 2026, there are 46 months remaining on the life of the lease. This lease does not contain any residual value guarantees, restrictions, or covenants.

The Company shares this office space with affiliated entities of Commonfund. Rent expenses are allocated monthly among the entities based on headcount by location.

The table below reconciles the undiscounted cash flow of the Company's lease to the present value of its future operating lease payments.

Fiscal Year		Operating Leases
2027		229,385
2028		236,266
2029		243,354
2030		208,157
Total undiscounted operating lease payments	$	917,162
Less: imputed interest		(62,802)
Present value of operating lease liabilities	$	854,360

Operating lease expense for the year ended June 30, 2026, is included with Supplies and office expense on the Company's Statement of Net Income and is broken out as follows:

Operating Lease Cost	$	220,652
Variable Lease Cost		20,088
Lease Cost Allocated to Affiliates		(160,493)
Total Lease Cost	$	80,247

8. Incentive Compensation Plans

Commonfund implemented the Commonfund and Affiliates Incentive Compensation Policy (the "Plan") effective July 1, 2015, to align compensation with operational goals. The Plan is effective for all employees of the Company and replaces all prior incentive compensation plans. Compensation costs under the Plan are recognized during the fiscal year, with payments generally made by the third month following the fiscal year-end.

Total incentive compensation costs for the Plan, included with Salaries, benefits and payroll taxes on the Statement of Net Income, were $1,101,578 for the year ended June 30, 2026. The liability under the Plan as of June 30, 2026, is $1,101,578 and is included with Compensation payable on the Statement of Financial Condition.

In August 2022, Commonfund's Board of Trustees authorized Long Term Incentive awards totaling $300,000 to selected employees of the Company. Awards are expected to vest in August 2026 and through August 2029. In August 2025, Commonfund's Board of Trustees authorized Long Term Incentive awards totaling $38,070 to selected employees of the Company. Awards are expected to vest in August 2026 through August 2028.

Costs recognized for these awards plus interest totaled $100,184 for the year ended June 30, 2026, and are included with Salaries, benefits and payroll taxes on the Statement of Net Income. Estimated future compensation cost on unvested awards totals $64,422. The June 30, 2026 award liability of $329,309 is included with Compensation payable on the Statement of Financial Condition.

9. Capital Withdrawal

As sole shareholder, HoldCo will on occasion withdraw capital from the Company. During the year ended June 30, 2026, HoldCo withdrew a total of $1.5 million of equity capital. Withdrawals of $500,000 were made on November 26, 2025, December 29, 2025, and March 27, 2026.

10. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount and operating costs at Commonfund's office locations. The office share agreement allows for termination with 90-days' notice by either party and does not qualify as a lease under ASC Topic 842. The rental costs incurred under this agreement during the year ended June 30, 2026, totaled $79,850 and are included with Supplies and office on the Company's Statement of Net Income.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11. Subsequent Events

In August 2026, Commonfund's Board of Trustees authorized Long Term Incentive awards totaling $348,750 to selected employees of the Company. Awards are expected to vest in August 2027 through August 2029.

Management has determined that there were no other material events that would require adjustment to or disclosure in the Company's financial statements occurring from the date of the Statement of Financial Condition through August 27, 2026, the date the financial statements were available to be issued.

Supplementary Schedules

Commonfund Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital Under SEC Rule 15c3-1
June 30, 2026 — Supplementary Schedule I

Computation of Net Capital	
Total equity	$ 8,778,165
Total capital	8,778,165
Less - Non-allowable assets	
Receivables from affiliated organizations	524,077
Prepaid expenses	153,916
Other receivables	26,562
Property and equipment	103,800
Deferred tax asset	33,249
Net capital before other deductions	7,936,561
Less - haircut deductions on cash equivalents and other	207,096
Net capital	$ 7,729,465
Computation of Net Capital Requirement	
Total aggregate indebtedness	$ 2,342,383
Net capital requirement (the greater of $5,000, or 6-2/3% of aggregate indebtedness)	$ 156,159
Excess net capital	$ 7,573,306
Ratio of aggregate indebtedness to net capital	.30

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts presented in the Company's June 30, 2026, unaudited FOCUS Part IIA Report, as amended on August 27, 2026.

The Company does not claim exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this supplementary schedule and the information presented in the Company's June 30, 2026, unaudited FOCUS Part IIA Report, as amended on August 27, 2026.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Commonfund Securities, Inc.

We have reviewed Commonfund Securities, Inc.'s assertions, included in the accompanying Commonfund Securities, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) mutual fund underwriter or sponsor; (b) broker or dealer selling securities of only one issuer or associated issuers (other than mutual funds); (c) broker or dealer selling securities of non-profit organizations (i.e., churches, hospitals); (d) broker or dealer selling tax shelters or limited partnerships in primary distributions; (e) private placements of securities; and (f) soliciting interests in investment trusts made available by First Union Bank, N. A., and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended June 30, 2026 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended June 30, 2026.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

August 27, 2026

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

commonfund

Commonfund Securities, Inc.'s Exemption Report

Commonfund Securities, Inc. ("CSI") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, CSI states the following:

1) CSI does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) CSI is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because CSI limits its business activities exclusively to: (a) mutual fund underwriter or sponsor; (b) broker or dealer selling securities of only one issuer or associated issuers (other than mutual funds); (c) broker or dealer selling securities of non-profit organizations (*i.e.*, churches, hospitals); (d) broker or dealer selling tax shelters or limited partnerships in primary distributions; (e) private placements of securities; and (f) soliciting interests in investment trusts made available by First Union Bank, N. A. Further, CSI: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ON BEHALF OF COMMONFUND SECURITIES, INC.

I, Jonathan Spongberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: Treasurer & FINOP

Date: August 27, 2026

601 Merritt 7, Norwalk, Connecticut 06851
Telephone: 888 823 6246 www.commonfund.org